UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934


                              CD Warehouse, Inc.
                             --------------------
                               (Name of Issuer)


                         Common Stock, par value $0.01
                        -------------------------------
                        (Title of Class of Securities)


                                  12512W105
                                --------------
                                (CUSIP Number)


  Doyle E. Motley, 722 North Broadway, Oklahoma City, OK 73102, 405-949-2422
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               (Name, address and telephone number of person
              authorized to receive notices and communications)


                              December 18, 1998
                             -------------------
          (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( )

                                 SCHEDULE 13D

CUSIP No.  12512W105                                              PAGE 2 OF 4

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Pembroke Management Ltd. - ("Pembroke")

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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (X)
                                                               (B)  ( )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS                                OO

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (  )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Canada
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                    7)  SOLE VOTING POWER
NUMBER OF                                         125,300
SHARES
BENEFICIALLY        ------------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                                              125,300
REPORTING
PERSON WITH         ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                                                  125,300

                    ------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                                                  125,300

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         125,300
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     3.5%

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14)  TYPE OF REPORTING PERSON
                         OO
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
                                                                 PAGE 3 OF 4
Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 ("Common Stock"), of CD Warehouse, Inc., a Delaware corporation with principal executive offices at 1204 Sovereign Row, Oklahoma City, Oklahoma 73108 ("CD Warehouse").

Item 2.  Identity and Background

This statement is filed by Pembroke Management Ltd., a Canadian corporation ("Pembroke"). Pembroke serves as an investment manager and advisor for seven investment entities which purchased shares of Common Stock. The following persons serve as both directors and executive officers of Pembroke: Ian A. Soutar, A. Scott Taylor, Michael P. McLaughlin, Jeffrey S.D. Tory, A. Ian Aitken, and Michael C. Shannon. All of the entities described herein: (i) are citizens of Canada or entities organized under the laws of Canada; (ii) are principally occupied in investment management; and (iii) utilize 1010 Sherbrooke Street West, Suite 818, Montreal, Quebec H3A 2R7, as their business address.

Neither Pembroke nor, to the best of its knowledge, any director, executive officer or controlling person of Pembroke has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Pembroke or any director, executive officer or controlling person of Pembroke was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This amended schedule relates only to sale of 59,000 shares of CD Warehouse's Common Stock on December 18, 1998 (the "Sale"), and the relinquishment of investment and advisory control over an additional 25,000 shares of CD Warehouse's Common Stock (the "Relinquishment").

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following:

Pembroke effected the Sale as a partial liquidation of passive portfolio investments. The Relinquishment occurred in the ordinary course of Pembroke's business and was effected at the request of one of Pembroke's clients. No other motives, plans or proposals underlie these transactions.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

After giving effect to the Sales, which were the only transactions involving the common stock in CD Warehouse during the last sixty day other than those previously reported on the original Schedule 13D, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Pembroke may be found in rows 11 and 13 of the cover page.

                                                                 PAGE 4 OF 4
Pembroke ceased to be the beneficial owner of more than five percent of CD Warehouse's common stock on December 18, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable to this amendment.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Pembroke Management Ltd


Date: January 22, 1999                  /s/ Jeffrey Tory
                                      ----------------------------------
                                      Jeffrey Tory, Vice-President & Director